SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 2)


                    RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                            (Name of Subject Company)


                 Resources Accrued Mortgage Investors 2, L.P.
                     (Name of Person(s) Filing Statement)

                        Limited Partnership Interests
                       (Title of Class of Securities)


                                Not Applicable
                     (CUSIP Number of Class of Securities)


                                  Ben Farahi
                                   Manager
                                  Maxum LLC
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355
                    (Name, address and telephone number of
                     person authorized to receive notices
                      and communications on behalf of the
                         person(s) filing statement)



[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends the Schedule 14D-9 filed by Resources Accrued Mortgage Investors 2, L.P., a Delaware limited partnership (the "Partnership"), on February 18, 2003, and amended on March 13, 2003, relating to the tender offer of Virginia Springs Limited Liability Company ("Virginia Springs"), to purchase up to 12,000 units of limited partnership of the Partnership (the "Units") at a purchase price of $68 per Unit, pursuant to the terms of an Offer to Purchase dated February 18, 2003, as supplemented on March 13, 2003 and March 21, 2003, and the related Letter of Transmittal.


Item 9. Exhibits.

     The following Exhibits are filed herewith:

     (a) (1) Letter to Limited Partners dated February 18, 2003 (previously filed).

     (a)(2) Letter to Limited Partners dated March 13, 2003 (previously filed).

     (a)(3) Letter to Limited Partners dated March 21, 2003.


SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2003


                                    RESOURCES ACCRUED MORTGAGE 2, L.P.

                                    By: Maxum LLC,
                                        General Partner

                                        By: /s/ Ben Farahi
                                                Ben Farahi
                                                Manager

Exhibit (a)(2)

RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
1175 West Moana Lane
Suite 200
Reno, Nevada 89509

March 21, 2003

Dear Limited Partner:

     Please be advised that on March 21, 2003, the general partner of your partnership received a second amendment to the unsolicited tender offer dated February 18, 2003 and amended on March 13, 2003 to purchase up to 12,000 of the outstanding limited partnership interests of the partnership. The amendment added an additional supplement to the offer to purchase as an exhibit thereto. The additional supplement clarified certain terms of the offer.

     Due to the affiliation between Virginia Springs Limited Liability Company, the entity making the offer ("Virginia Springs"), and the general partner or your partnership, we are making no recommendation and are remaining neutral as to whether limited partners should tender their units to Virginia Springs. You will have to make the determination as to whether to wait for the liquidation of your partnership's assets or to sell your interests now at the tender offer price. We do recommend, however, that if you chose to sell your interests prior to liquidation, you consider other options for sale, including the informal secondary market for the units.

     Please be advised that by accepting this offer, you will no longer have an ownership interest in the partnership's assets; thus, you will not share in any potential change in their value if you chose to pursue the tender offer. In addition, in making a decision in whether to tender your units, we recommend that you consult with your financial and tax advisors.

     If you have any questions or would like any further information, please contact us (775) 825-3355.

                              Sincerely,

                              RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.